NEWS RELEASE
TSX: ELD NYSE: EGO	February 5, 2019

Eldorado Gold Announces 2018 Fourth Quarter and Year End Conference Call Details

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) provides the following updates.

2018 Fourth Quarter and Year End Financials Announcement

The 2018 Fourth Quarter and Year End Announcement and Financial Statements are expected to be released after the market closes on February 21, 2019. A conference call to discuss the details is expected to be held by senior management on February 22, 2019 at 8:30 AM PT (11:30 AM ET).

The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com and via http://services.choruscall.ca/links/eldoradogold20190222.html

Conference Call Details		Replay (available until March 29th, 2019)
Date:	February 22, 2019	Vancouver:	1-604-638-9010
Time:	8:30 am PT (11:30 am ET)	Toll Free:	1-800-319-6413
Dial in:	1-604-638-5340	Pass code:	2800
Toll free:	1-800-319-4610

Asset Reunification Program

Eldorado is launching an asset reunification program. The voluntary program is designed to locate and assist shareholders in claiming the shares and/or cash due to them resulting from its previous Corporate Action events, such as a merger, acquisition, or plan of arrangement. This will reduce the costs of maintaining the Company’s share registry going forward. Further information on this program can be found at:

https://www.eldoradogold.com/investors/shareholder-information/previous-acquisitions/default.aspx

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, Serbia, and Brazil.  The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.  Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations
Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166 peter.lekich@eldoradogold.com

Media
Louise Burgess, Director Communications & Government Relations
604.687.4018 or 1.888.353.8166 louiseb@eldoradogold.com